Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-143030) and related prospectus of Jazz Technologies, Inc. for the registration of its 8% Convertible Senior Notes Due 2011 and of shares of its common stock issuable upon conversion of the 8% Convertible Senior Notes Due 2011 and to the incorporation by reference therein of our report dated February 20, 2007, with respect to the consolidated financial statements of Jazz Semiconductor, Inc. included in the Jazz Technologies, Inc. Form 8-K filed on February 23, 2007 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orange County, California
August 9, 2007